SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934




                             VISION TWENTY-ONE, INC.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   92831N 10 1
                                   -----------
                                 (CUSIP Number)


                                Gregory L. Wilson
                             Chief Financial Officer
                             LaserSight Incorporated
                         12249 Science Drive, Suite 160
                             Orlando, Florida 32826
                                 (407) 382-2700

                                    Copy to:
                          Sonnenschein Nath & Rosenthal
                             One Metropolitan Square
                                   Suite 3000
                            St. Louis, Missouri 63102
                                 (314) 241-1800
                         Attn: Timothy L. Elliott, Esq.
                             J. Timothy Gorman, Esq.

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  May 13, 1998
                                  ------------
                          (Date of Event which Requires
                            Filing of this Statement)

CUSIP No. 92831N 10 1                   13D                    Page 2 of 7 Pages


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))




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CUSIP No. 92831N 10 1                   13D                    Page 3 of 7 Pages


1.       NAME OF REPORTING PERSON                        LASERSIGHT INCORPORATED

         S.S. OR I.R.S. IDENTIFICATION NO.                            65-0273162


2.       CHECK THE APPROPRIATE BOX                            (a) [ ]
         IF A MEMBER OF A GROUP                               (b) [X]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS                                                      OO


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware


 NUMBER OF                  7.  SOLE VOTING POWER                        566,167

  SHARES
                            8.  SHARED VOTING POWER                          -0-
BENEFICIALLY

OWNED BY EACH               9.  SOLE DISPOSITIVE POWER                   566,167

 REPORTING
                           10.  SHARED DISPOSITIVE POWER                     -0-

PERSON WITH


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    566,167


12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                      [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 4.0%


14.      TYPE OF REPORTING PERSON                                             CO



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CUSIP No. 92831N 10 1                   13D                    Page 4 of 7 Pages


         This Amendment No. 2 ("Amendment") amends the Statement on Schedule 13D filed by LaserSight on January 9, 1998 (the "Statement"), as previously amended by that certain Amendment No. 1 filed by LaserSight on March 18, 1998. Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Statement.

   Item 2 of the Statement is amended and restated to read in full as follows:

                  This statement is filed by LaserSight Incorporated, a Delaware corporation ("LaserSight"). LaserSight and its subsidiaries operate in two major operating segments: technology and health care services. The technology segment of LaserSight's operations includes LaserSight Technologies, Inc. and related subsidiaries. These entities develop, manufacture and market ophthalmic lasers with a galvanometric scanning system primarily for use in performing photorefractive keratectomy. In addition, they license and hold title to various patents related to the use of excimer lasers to ablate biological tissue and related to keratome design and usage. The health care services segment consists of MRF, Inc., d/b/a The Farris Group which provides consulting health care and vision care services to hospitals, managed care companies and physicians. The address of the principal business and principal office of LaserSight is 12249 Science Drive, Suite 160, Orlando, Florida 32826.

                  Information  responsive to Items 2(a),  2(b), 2(c) and 2(f) of
Schedule 13D in respect of LaserSight is set forth in Annex I to this Schedule 13D and is incorporated herein by this reference.

                  During the last five years, neither LaserSight nor, to its knowledge, any of its executive officers or directors (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violation with respect to such laws.

 Item 4(a) of the Statement is amended and restated to read in full as follows:

                 (a) The Stock Distribution Agreement referred to in Item 6 requires Vision 21 to liquidate all of the Vision 21 Shares held by LaserSight on or before specified dates with any shortfall payment due May 29, 1998. Vision 21's Form S-1 Registration Statement, as amended on dated May 12, 1998 (the "Vision 21 Registration Statement"), relating to the Vision 21 Shares was declared effective by the
         Securities and Exchange Commission on May 12, 1998. The Vision 21 Shares may be sold from time to time for the account of LaserSight in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at specified dates or the time of sale or at negotiated prices. Pursuant to the Stock Distribution Agreement, the Vision 21 Shares may also be liquidated by means of a repurchase of such Shares by Vision 21.
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CUSIP No. 92831N 10 1                   13D                    Page 5 of 7 Pages


                  Except as set forth in this Item 4, neither LaserSight nor, to its knowledge, any of its executive officers or directors has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of
         Schedule 13D.

 Item 5(a) of the Statement is amended and restated to read in full as follows:

                  (a)  As of  the  date  hereof,  LaserSight  beneficially  owns
         566,167 Shares, representing approximately 4.0% of the 14,180,657 Shares outstanding as of April 30, 1998 (as reported in Vision 21's Quarterly Report on Form 10-Q dated May 14, 1998). Thomas Quinn, a LaserSight director, beneficially owns 46,050 or 0.3% of the outstanding Shares. To LaserSight's knowledge, none of its other executive officers or directors beneficially owns any Shares.

 Item 5(c) of the Statement is amended and restated to read in full as follows:

                  Sales of Vision Twenty-One Shares for LaserSight's account during the past 60 days are listed below. All such shares were effected through ordinary brokerage transactions in the open market.


         Date                    # of Shares          Price Per Share
         ----                    -----------          ---------------
         05/13/98                   35,648                 $7.6889

         05/14/98                   25,000                 $7.605

         05/15/98                   25,000                 $7.505


 Item 5(e) of the Statement is amended and restated to read in full as follows:

                  (e) According to the information disclosed in the Vision 21 Registration Statement, LaserSight ceased to be the beneficial owner of more than five percent of the Shares on or before April 27, 1998.


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CUSIP No. 92831N 10 1                   13D                    Page 6 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 15, 1998


                                                     LASERSIGHT INCORPORATED


                                                     By:  \s\ Gregory L. Wilson
                                                         -----------------------
                                                         Gregory L. Wilson
                                                         Chief Financial Officer


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CUSIP No. 92831N 10 1                   13D                    Page 7 of 7 Pages


                                     ANNEX I

                  The second sentence of Annex I is hereby amended and restated to read in full as follows:

                           Except as otherwise noted,  each such individual is a
                  citizen of the United States and the business address of each such person is c/o LaserSight Incorporated, 12249 Science Drive, Suite 160, Orlando, Florida 32826.